UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-39327
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SEADRILL LIMITED
(Exact name of Registrant as specified in its Charter)
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Park Place
55 Par-la-Ville Road
Hamilton HM 11 Bermuda
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Seadrill Announces Voluntary Delisting from Oslo Stock Exchange, Following Oslo Bors Approval
HAMILTON, Bermuda--Seadrill Limited ("Seadrill" or the "Company") (NYSE & OSE: SDRL) today announced that Oslo Bors has approved the Company’s delisting from the Oslo Stock Exchange (OSE), following an affirmative shareholder vote at the Company’s Annual General Meeting in April 2024. Seadrill shares will be delisted from the OSE on September 10, 2024, and the last day of trading will be September 9, 2024. The Company will maintain a single listing on the New York Stock Exchange, consistent with efforts to simplify its business.
About Seadrill
Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations around the globe. Seadrill’s high-quality, technologically-advanced fleet spans all asset classes allowing its experienced crews to conduct operations across geographies, from shallow to ultra-deepwater environments.
Contacts
Lydia Brantley Mabry
Director of Investor Relations
ir@seadrill.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
Date: June 7, 2024
	By:	/s/ Grant Creed Name: Grant Creed Title: Chief Financial Officer

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO (I) THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-271916) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2023 AND (II) THE REGISTRATION STATEMENT ON FORM S-8 (NO. 333-276710) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 26, 2024.